Exhibit 99.4
Satyam Computer Services Limited
Description of Business
The Company is an information technology (“IT”) services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. The Company was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. The Company has offshore development centers located throughout India that enable it to provide high quality and cost-effective solutions to clients. It also has offsite centers located in Australia, Canada, China, Dubai, Germany, Hungary, Japan, Malaysia, Singapore, United Kingdom and United States,. The range of services offered by it, either on a “time and material” basis or “fixed price”, includes consulting, systems design, software development, system integration and application maintenance. The Company offers a comprehensive range of IT services, including software development, packaged software integration, system maintenance and engineering design services. The Company has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.
Statement on Significant Accounting Policies
a)	Basis of Presentation

The financial statements of the Company are prepared under historical cost convention in accordance with the Generally Accepted Accounting Principles (GAAP) applicable in India and the provisions of the Indian Companies Act, 1956.

b)	Use of Estimates

The preparation of the financial statements in conformity with the GAAP requires that the management makes estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities as at the date of the financial statements, and the reported amounts of revenue and expenses during the reported year. Actual results could differ from those estimates.

c)	Revenue Recognition

Revenue from professional services consist primarily of revenue earned from services performed on a “time and material” basis. The related revenue is recognized as and when the services are performed.

The Company also performs time bound fixed-price engagements, under which revenue is recognized using the percentage of completion method of accounting. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the year in which the change becomes known. Provisions for estimated losses on such engagements are made during the year in which a loss becomes probable and can be reasonably estimated.

Amounts received or billed in advance of services performed are recorded as advance from customers/unearned revenue. Unbilled revenue, included in debtors, represents amounts recognized based on services performed in advance of billing in accordance with contract terms.

d)	Fixed Assets

Fixed assets are stated at actual cost less accumulated depreciation. The actual cost capitalized includes material cost, freight, installation cost, duties and taxes, finance charges and other incidental expenses incurred during the construction/installation stage.

Gain/Loss arising on foreign exchange liabilities incurred for the purpose of acquiring fixed assets are adjusted in the carrying amount of the respective fixed assets.

Depreciation on fixed assets is computed on the straight line method over their estimated useful lives at the rates which are higher than the rates prescribed under Schedule XIV of the Companies Act, 1956. Individual assets acquired for less than Rs.5,000 are entirely depreciated in the year of acquisition.

Satyam Computer Services Limited
The cost of and the accumulated depreciation for fixed assets sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the profit and loss account.
Costs of application software for internal use are generally charged to revenue as incurred due to its estimated useful lives being relatively short, usually less than one year.
The estimated useful lives are as follows:

Estimated useful lives
Buildings	28 years
Computers	2 years
Plant and Machinery (Other than Computers)	5 years
Software – used in Development for Projects	3 years
Office Equipment	5 years
Furniture, Fixtures and Interiors	5 years
Vehicles	5 years
Leasehold improvements	Shorter of lease period or estimated useful lives
Capital work in progress

Assets under installation or under construction as at the Balance sheet date are shown as Capital work in progress. Advances paid towards acquisition of assets are also included under Capital work in progress.

e)	Goodwill

Goodwill represents the difference between the purchase price and the book value of assets and liabilities acquired. Goodwill is amortized over the useful life of the asset. The goodwill is reviewed for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. If impairment is indicated, the asset is written down to its fair value.

f)	Investments

Investments are classified into current investments and long-term investments. Current investments are carried at the lower of cost or market value. Any reduction in carrying amount and any reversals of such reductions are charged or credited to the profit and loss account. Long-term investments are carried at cost less provision made to recognize any decline, other than temporary, in the value of such investments.

g)	Foreign Currency Translation

Transactions in foreign currency are recorded at exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currency are translated at the rate of exchange at the balance sheet date and resultant gain or loss is recognized in the profit and loss account.

Non-monetary assets and liabilities are translated at the rate prevailing on the date of transaction.

The operations of foreign branches of the company are of integral in nature and the financial statements of these branches are translated using the same principles and procedures of head office.

In case of forward exchange contract or any other financial instruments that is in substance a forward exchange contract to hedge the foreign currency risk which is on account of firm commitment and/or is a highly probable forecast transaction, the premium or discount arising at the inception of the contract is amortized as expense or income over the life of the contract.

Satyam Computer Services Limited
Gain/Loss on settlement of transaction arising on cancellation or renewal of such a forward exchange contract is recognized as income or as expense for the period.
In all other cases the gain or loss on contract is computed by multiplying the foreign currency amount of the forward exchange contract by the difference between the forward rate available at the reporting date for the remaining maturity of the contract and the contracted forward rate (or the forward rate last used to measure a gain or loss on that contract for an earlier period), is recognized in the profit and loss account for the period.
h)	Employee Benefits

Contributions to defined Schemes such as Provident Fund, Employee State Insurance Scheme and Superannuation are charged as incurred on accrual basis. The Company also provides for other retirement benefits in the form of gratuity and leave encashment based on actuarial valuation made by an independent actuary as at the balance sheet date.

i)	Taxes on Income

Tax expense for the year comprises of current tax and deferred tax. Current taxes are measured at the amounts expected to be paid using the applicable tax rates and tax laws. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the profit and loss account in the year of change. Deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.

j)	Earnings Per Share

The earnings considered in ascertaining the Company’s Earnings Per Share (EPS) comprises the net profit after tax (and includes the post tax effect of any extra ordinary items). The number of shares used in computing Basic EPS is the weighted average number of shares outstanding during the year. The number of shares used in computing Diluted EPS comprises of weighted average shares considered for deriving Basic EPS, and also the weighted average number of equity shares which could have been issued on the conversion of all dilutive potential equity shares. Dilutive potential equity shares are deemed converted as of the beginning of the year, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. average market value of the outstanding shares). The number of shares and potentially dilutive shares are adjusted for share splits/reverse share splits and bonus shares, as appropriate.

k)	Associate Stock Option Scheme

Stock options granted to the associates under the stock option schemes established after June 19, 1999 are evaluated as per the accounting treatment prescribed by Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines, 1999 issued by Securities and Exchange Board of India. Accordingly the excess of market value of the stock options as on the date of grant over the exercise price of the options is recognized as deferred employee compensation and is charged to profit and loss account on graded vesting basis over the vesting period of the options. The un-amortized portion of the deferred employee compensation is shown under Reserves and Surplus.

l)	Research and Development

Revenue expenditure incurred on research and development is charged to revenue in the year/period in which it is incurred. Assets used for research and development activities are included in fixed assets.

Satyam Computer Services Limited
Balance Sheet as at December 31, 2005

				Rs. in lakhs

	Schedule	As at	As at	As at
	Reference	31.12.2005	31.12.2004	31.03.2005

I. Sources of Funds :
1. Shareholders’ Funds
(a) Share Capital	1	6,466.13	6,377.08	6,385.31
(b) Share application money, pending allotment		184.83	43.71	44.66
(c) Reserves and Surplus	2	413,312.93	303,924.71	315,317.45

		419,963.89	310,345.50	321,747.42

2. Loan Funds
(a) Secured Loans	3	1,227.87	988.86	986.50

		421,191.76	311,334.36	322,733.92

II. Application of Funds :
1. Fixed Assets	4
(a) Gross Block		107,331.96	90,287.94	93,769.64
(b) Less: Depreciation		77,327.68	66,351.31	68,541.14

(c) Net Block		30,004.28	23,936.63	25,228.50
(d) Capital Work in Progress		10,270.70	5,463.91	6,468.14

		40,274.98	29,400.54	31,696.64

2. Investments	5	13,978.12	7,612.39	7,848.18

3. Deferred Tax Assets (net)	6	1,020.56	980.11	1,070.96

4. Current Assets, Loans and Advances
(a) Sundry Debtors	7	101,887.68	71,410.81	76,516.69
(b) Cash and Bank Balances	8	294,838.73	217,849.59	236,330.75
(c) Loans and Advances	9	16,085.72	9,928.46	11,989.06
(d) Other Current Assets
- Interest Accrued on Fixed Deposits		8,957.66	7,598.84	2,445.89

		421,769.79	306,787.70	327,282.39

Less: Current Liabilities and Provisions
(a) Liabilities	10	43,521.14	25,550.65	26,287.12
(b) Provisions	11	12,330.55	7,895.73	18,877.13

		55,851.69	33,446.38	45,164.25

Net Current Assets		365,918.10	273,341.32	282,118.14

		421,191.76	311,334.36	322,733.92

Notes to Accounts	15
The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Balance Sheet.

This is the Balance Sheet referred to in our report of even date.	for and on behalf of the Board of Directors

S. Gopalakrishnan	B. Ramalinga Raju	B. Rama Raju
Partner	Chairman	Managing Director
for and on behalf of
Price Waterhouse
Chartered Accountants

	V. Srinivas	G. Jayaraman
	Director	Vice President (Corp. Affairs)
	& Sr. Vice President — Finance	& Company Secretary

Place : Secunderabad		Place : Secunderabad
Date : January 20, 2006		Date : January 20, 2006

Satyam Computer Services Limited
Profit and Loss Account for the Quarter and Nine months ended December 31, 2005

						Rs. in lakhs

		Quarter	Quarter	Nine Months	Nine Months	Year
	Schedule	Ended	Ended	Ended	Ended	Ended
	Reference	31.12.2005	31.12.2004	31.12.2005	31.12.2004	31.03.2005

Income

Services
— Exports		117,643.49	86,182.75	325,433.18	243,519.52	336,243.08
— Domestic		4,619.68	2,943.32	12,000.60	7,566.58	10,179.42
Other Income	12	29,585.79	258.56	35,035.93	5,727.98	8,255.49

		151,848.96	89,384.63	372,469.71	256,814.08	354,677.99

Expenditure

Personnel Expenses	13	70,913.97	52,107.63	198,424.24	144,222.31	199,758.83
Operating and Administration Expenses	14	18,889.40	14,397.56	53,212.59	42,280.27	57,748.88
Financial Expenses		174.23	19.87	214.00	55.80	75.73
Depreciation		3,035.64	2,521.85	8,943.49	7,701.41	10,394.21

		93,013.24	69,046.91	260,794.32	194,259.79	267,977.65

Profit Before Taxation		58,835.72	20,337.72	111,675.39	62,554.29	86,700.34
Provision for Taxation — Current		9,410.81	2,900.00	16,017.43	9,300.00	12,216.00
— Fringe Benefit		121.15	—	623.15	—	—
— Deferred		(3.77)	(40.80)	50.40	(450.80)	(541.66)

Profit After Taxation		49,307.53	17,478.52	94,984.41	53,705.09	75,026.00
Add: Balance brought forward from previous period / year		236,468.07	177,829.77	198,264.08	148,797.36	148,797.36
Less: Residual dividend and additional dividend tax		—	—	123.06	—	—

Profit Available for Appropriation		285,775.60	195,308.29	293,125.43	202,502.45	223,823.36

Appropriations :
Interim Dividend @ Rs. 2.00 per Equity Share of Rs. 2 each (September 2004 — Rs. 2.00 per Equity Share)		—	—	6,445.81	6,362.64	6,362.64
Final Dividend (2005 — Rs. 3.00 per Equity Share)		—	—	—	—	9,600.46
Tax on distributed profits		—	—	904.02	831.52	2,086.18
Transfer to General Reserve		—	—	—	—	7,510.00

Balance carried to Balance Sheet		285,775.60	195,308.29	285,775.60	195,308.29	198,264.08

Earnings Per Share (Rs. per equity share of Rs. 2 each)
Basic		15.28	5.49	29.57	16.92	23.61
Diluted		14.74	5.39	28.52	16.62	23.12

No. of Shares used in computing Earnings Per Share
Basic		322,596,107	318,253,379	321,269,839	317,328,153	317,751,639
Diluted		334,430,573	324,111,466	333,009,605	323,061,068	324,445,776

Notes to Accounts	15
The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Profit and Loss Account.

This is the Profit and Loss Account referred to in our report of even date.	for and on behalf of the Board of Directors

S. Gopalakrishnan	B. Ramalinga Raju	B. Rama Raju
Partner	Chairman	Managing Director
for and on behalf of
Price Waterhouse
Chartered Accountants

	V. Srinivas	G. Jayaraman
	Director	Vice President (Corp. Affairs)
	& Sr. Vice President — Finance	& Company Secretary

Place : Secunderabad		Place : Secunderabad
Date : January 20, 2006		Date : January 20, 2006

Satyam Computer Services Limited
Schedules forming part of the Balance Sheet

			Rs. in lakhs

	As at	As at	As at
	31.12.2005	31.12.2004	31.03.2005

1. Share Capital
Authorised :	7,500.00	7,500.00	7,500.00

3,750,00,000 Equity Shares of Rs. 2 each

Issued and Subscribed :	6,466.13	6,377.08	6,385.31

323,306,358 (December 31, 2004 - 318,854,249; March 31, 2005 - 319,265,291) Equity Shares of Rs. 2 each fully paid-up

Out of the above:
4,000,000 Equity Shares of Rs. 2 each were allotted as fully paid-up Equity Shares for a consideration other than cash pursuant to the Scheme of Amalgamation with Satyam Enterprise Solutions Limited

140,595,000 Equity Shares of Rs. 2 each were allotted as fully paid-up by way of Bonus Shares by capitalising free reserves of the Company

64,496,196 (December 31, 2004 - 33,966,104; March 31, 2005 - 34,016,154) Equity Shares of Rs. 2 each fully paid-up represent 32,248,098 (December 31, 2004 - 16,983,052; March 31, 2005 - 17,008,077) American Depository Shares

8,766,358 (December 31, 2004 - 4,314,249; March 31, 2005 - 4,725,291) Equity Shares of Rs. 2 each fully paid-up were alloted to associates of the Company pursuant to the Associate Stock Option Plan — B and Associate Stock Option Plan (ADS)

2. Reserves and Surplus

Share Premium Account
As at the commencement of the year	89,094.11	82,492.33	82,492.33
Add: Received on account of issue of ADS / ASOP	10,487.98	5,674.58	6,601.78

	99,582.09	88,166.91	89,094.11

General Reserve
As at the commencement of the year	27,878.85	20,368.85	20,368.85
Add: Transfer from the Profit and Loss Account	—	—	7,510.00

	27,878.85	20,368.85	27,878.85

Employee Stock Options
Employee Stock Options Outstanding	76.39	80.66	80.41
Less: Deferred Employee Compensation	—	—	—

	76.39	80.66	80.41

Balance in Profit and Loss Account	285,775.60	195,308.29	198,264.08

	413,312.93	303,924.71	315,317.45

3. Secured Loans
Vehicle Loans	1,227.87	988.86	986.50

Satyam Computer Services Limited
Schedules forming part of the Balance Sheet
4. Fixed Assets

											Rs. in lakhs

	DESCRIPTION	GROSS BLOCK				DEPRECIATION				NET BLOCK

		As at			As at	As at	For the		As at	As at	As at
		01.04.2005	Additions	Deletions	31.12.2005	01.04.2005	period	Deletions	31.12.2005	31.12.2005	31.03.2005

1.	Land & Land Development
	-Freehold*	2,077.92	1,025.20	—	3,103.12	—	—	—	—	3,103.12	2,077.92
	-Leasehold	813.30	—	—	813.30	1.97	0.29	—	2.26	811.04	811.33

2.	Buildings**	5,925.03	1,621.19	—	7,546.22	1,052.11	184.01	—	1,236.12	6,310.10	4,872.92

3.	Plant and Machinery	67,580.59	7,870.31	4.01	75,446.89	54,152.07	7,162.92	1.21	61,313.78	14,133.11	13,428.52
	(Including Computers and Software)
4.	Office Equipment	1,613.79	400.96	—	2,014.75	991.65	292.82	—	1,284.47	730.28	622.14

5.	Furniture, Fixtures and Interiors	13,416.35	2,027.40	13.40	15,430.35	11,475.15	907.17	12.75	12,369.57	3,060.78	1,941.20

6.	Vehicles	2,342.66	921.58	286.91	2,977.33	868.19	396.28	142.99	1,121.48	1,855.85	1,474.47

	Total	93,769.64	13,866.64	304.32	107,331.96	68,541.14	8,943.49	156.95	77,327.68	30,004.28	25,228.50

	As at 31.12.2004	83,880.57	6,896.65	489.28	90,287.94	58,940.18	7,701.41	290.28	66,351.31	23,936.63
-

*	Includes Rs. 1,224.03 lakhs ( December 31, 2004 — Rs. 77.67 lakhs; March 31,2005 — 264.02 lakhs ) in respect of which deed of conveyance is pending.

**	Includes Rs. 3,010.39 lakhs ( December 31, 2004 — Rs. 2,118.54 lakhs; March 31, 2005 — Rs. 2,128.49 lakhs ) constructed on leasehold land.

Satyam Computer Services Limited
Schedules forming part of the Balance Sheet

						Rs. in lakhs

	As at		As at		As at
	31.12.2005		31.12.2004		31.03.2005

5. Investments

Long Term
i) Trade (Unquoted)

SIFY Limited*		—		2,203.57		2,203.57
Nil (2004 - 11,182,600) Equity Shares of Rs. 10 each, fully paid-up

Satyam Venture Engineering Services Private Limited
3,544,480 Shares of Rs. 10 each, fully paid-up		354.45		354.45		354.45

CA Satyam ASP Private Limited		716.90		716.90		716.90
7,168,995 Equity Shares of Rs. 10 each, fully paid-up

Intouch Technologies Limited
833,333 shares of 20 US cents each, fully paid-up	1,090.18		1,090.18		1,090.18
Less : Provision for diminution	1,090.18	—	1,090.18	—	1,090.18	—

Medbiquitious Services Inc.,
334,000 shares of ‘A’ series Preferred Stock of US Dollars 0.001 each, fully paid-up	157.08		157.08		157.08
Less : Provision for diminution	157.08	—	157.08	—	157.08	—

Avante Global LLC.,
577,917 class ‘A’ units representing a total value of US Dollars 540,750	254.36		254.36		254.36
Less : Provision for diminution	254.36	—	254.36	—	254.36	—

Jasdic Park Company
480 Shares of J Yen 50,000 each, fully paid-up	75.18		75.18		75.18
Less : Received on liquidation	26.31		26.31		26.31

Less : Provision for diminution	48.87	—	48.87	—	48.87	—

Investments in subsidiary companies

Satyam Technologies Inc.,
100,000 common Stock of 1 US Cent each, fully paid-up		2,022.09		2,022.09		2,022.09

Nipuna Services Limited
18,268,000 Equity Shares of Rs. 10 each, fully paid-up		1,826.80		1,826.80		1,826.80

Satyam Computer Services (Shanghai) Co. Limited$$
(Subscribed during the period Rs. 644.37 Lakhs)		1,368.68		488.52		724.31

Citisoft Plc*
8,430,752 Equity Shares of 0.01 GBP each, fully paid up
(Acquired during the period)		6,224.91		—		—

Knowledge Dynamics Pte Ltd*
10,000,000 Equity Shares of 0.01 SGD each, fully paid up
(Acquired during the period)		1,464.23		—		—

Satyam (Europe) Limited
1,000,000 Equity Shares of 1 GBP each, fully paid-up	698.04		698.04		698.04
Less: Provision for losses	698.04	—	698.04	—	698.04	—

Satyam Japan KK
200 Common Stock of J Yen 50,000 each, fully paid-up	41.69		41.69		41.69
Less: Provision for losses	41.69	—	41.69	—	41.69	—

Satyam Asia Pte Limited
400,000 Ordinary Shares of 1 Singapore Dollar each, fully paid-up	102.61		102.61		102.61
Less: Provision for losses	102.61	—	102.61	—	102.61	—

Dr. Millennium, Inc.,
710,000 Common Stock of 1 US Dollar each , fully paid-up	308.83		308.83		308.83
Less : Received on account of reduction of Share Capital	298.62		298.62		298.62
Less: Provision for losses	10.21	—	10.21	—	10.21	—

VisionCompass, Inc.
425,000,000 Common Stock of 1 US Cent each, fully paid-up	8,993.91		8,993.91		8,993.91
Less : Provision for diminution	8,993.91	—	8,993.91	—	8,993.91	—

Satyam IdeaEdge Technologies Private Limited
10,000 Equity Shares of Rs. 10 each, fully paid-up	1.00		1.00		1.00
Less : Provision for diminution	1.00	—	1.00	—	1.00	—

ii) Non Trade (Unquoted)

National Savings Certificates,VIII Series (Lodged as security with government authorities)		0.06		0.06		0.06

		13,978.12		7,612.39		7,848.18

$$	Investment is not denominated in number of shares as per laws of the People’s Republic of China.

*	Refer note (d) of schedule 15

Satyam Computer Services Limited
Schedules forming part of the Balance Sheet

			Rs. in lakhs

	As at	As at	As at
	31.12.2005	31.12.2004	31.03.2005

6. Deferred Tax Assets/(Liabilities)
Debtors	1,077.37	1,100.31	1,039.76
Advances	69.95	76.04	76.04
Fixed Assets	(1,749.06)	(1,237.53)	(1,286.81)
Others	1,622.30	1,041.29	1,241.97

	1,020.56	980.11	1,070.96

7. Sundry Debtors (Unsecured)
Considered good *
(a) Over six months old	1,269.13	2,345.81	2,472.59
(b) Other debts	100,618.55	69,065.00	74,044.10

	101,887.68	71,410.81	76,516.69
Considered doubtful **	10,187.97	9,266.00	9,501.41

	112,075.65	80,676.81	86,018.10

Less: Provision for doubtful debts **	10,187.97	9,266.00	9,501.41

	101,887.68	71,410.81	76,516.69

*   Debtors include dues from subsidiaries Rs. 228.41 lakhs (December 31, 2004 - Rs. 389.61 lakhs; March 31, 2005 - Rs.123.88 lakhs) and Unbilled revenue Rs.16,845.22 lakhs (December 31, 2004 - Rs. 4,317.20 lakhs; March 31, 2005 - Rs. 7,227.54 lakhs )

** Includes dues from subsidiaries Rs. 1,889.15 lakhs (December 31, 2004 - Rs. 1,889.15 lakhs; March 31, 2005 - Rs. 1,889.15 lakhs)

8. Cash and Bank Balances*

Cash on hand	4.71	8.56	8.96
Remittances in transit	—	—	6,663.69

Balances with Scheduled Banks
- On Current Accounts	88,077.01	34,121.31	39,768.26
- On Deposit Accounts	199,473.94	176,043.06	180,438.49

Unclaimed Dividend Accounts	560.08	602.67	458.28
Balances with Non-Scheduled Banks**
- On Current Accounts	6,646.71	7,073.99	8,993.07
- On Deposit Accounts	76.28	—	—

	294,838.73	217,849.59	236,330.75

* Includes unutilised amount of ADS issue proceeds - Rs. 32,202.48 lakhs (December 31, 2004 - Rs. 39,214.12 lakhs; March 31, 2005 - Rs. 39,214.12 lakhs)

** Refer note (f) of Schedule 15

9. Loans and Advances
(Considered good unless otherwise stated)

Secured — Loans	13.77	23.07	22.09
Unsecured — Advances recoverable in cash or in kind or for value to be received*	9,642.69	6,482.73	8,330.53
— Deposits	6,429.26	3,422.66	3,636.44
Considered doubtful — Advances **	6,254.25	6,213.61	6,254.25

	22,339.97	16,142.07	18,243.31

Less: Provision for doubtful Advances **	6,254.25	6,213.61	6,254.25

	16,085.72	9,928.46	11,989.06

* Includes advances and share application money to subsidiaries Rs. 521.61 lakhs (December 31, 2004 - Rs. 2,364.17 lakhs; March 31, 2005 - Rs. 1,017.30 lakhs)

**Includes due from subsidiaries Rs. 4,812.34 lakhs ( December 31, 2004 - Rs. 4,812.34 lakhs; March 31, 2005 - Rs. 4,812.34 lakhs)

10. Liabilities

Sundry Creditors

- Dues to small scale industrial undertakings	—	—	—
- Dues to other than small scale industrial undertakings	32,550.59	17,276.71	18,787.61
Advances from Customers	101.63	139.60	101.37
Unearned Revenue	5,918.68	4,351.87	2,461.09
Investor Education Protection Fund — Unclaimed Dividends	560.08	602.67	458.28
Other Liabilities	4,390.16	3,179.80	4,478.77

	43,521.14	25,550.65	26,287.12

11. Provisions
Provision for Taxation (less payments)	7,510.87	5,050.10	4,627.95
Proposed Dividend (including tax thereon)	—	—	10,855.12
Provision for Gratuity and Leave Encashment	4,819.68	2,845.63	3,394.06

	12,330.55	7,895.73	18,877.13

Satyam Computer Services Limited
Schedules forming part of the Profit and Loss Account

Rs. in lakhs
		Quarter	Quarter	Nine Months	Nine Months	Year
		Ended	Ended	Ended	Ended	Ended
		31.12.2005	31.12.2004	31.12.2005	31.12.2004	31.03.2005

12.	Other Income
	Interest on deposits — Gross	3,003.23	2,486.82	8,577.60	7,254.15	10,005.10

	{Tax Deducted at Source Rs.1,921.42 lakhs}
	(December 31, 2004 - Rs.1,515.94 lakhs; March 31, 2005 - Rs. 2,090.28 lakhs)
	Interest on advances — Gross	1.13	—	2.23	—	—
	{Tax Deducted at Source Rs 0.50 lakhs}
	Gain/(Loss) on exchange fluctuations (net)	266.93	(2,265.77)	48.05	(1,693.97)	(1,973.89)
	Profit on sale of long term investments	26,283.33	—	26,283.33	—	—
	Provision no longer required written back	—	—	—	47.08	47.08
	Miscellaneous income	31.17	37.51	124.72	120.72	177.20

		29,585.79	258.56	35,035.93	5,727.98	8,255.49

13.	Personnel Expenses
	Salaries and bonus	65,949.86	48,582.75	184,450.48	134,323.68	185,247.91
	Contribution to provident and other funds	4,617.39	3,219.23	12,959.65	9,222.36	13,450.38
	Staff welfare expenses	346.72	305.58	1,018.13	688.65	1,072.92
	Employee stock compensation expense	—	0.07	(4.02)	(12.38)	(12.38)

		70,913.97	52,107.63	198,424.24	144,222.31	199,758.83

14.	Operating and Administration Expenses
	Rent	1,736.23	1,279.97	5,003.26	3,498.66	5,025.37
	Rates and taxes	567.01	226.70	1,031.85	478.03	959.55
	Insurance	327.79	270.07	961.66	820.39	1,140.78
	Travelling and conveyance	6,051.16	4,629.67	16,365.81	12,748.99	17,396.09
	Communication	1,743.01	1,227.83	4,696.17	3,522.57	4,844.54
	Printing and stationery	125.60	100.45	398.41	328.37	481.99
	Power and fuel	655.46	478.38	2,011.23	1,361.49	1,867.79
	Advertising	270.10	160.51	677.75	397.63	449.58
	Marketing expenses	1,796.08	1,209.98	4,564.45	4,073.21	5,383.89
	Repairs and maintenance
	- Buildings	18.59	15.60	51.86	65.37	89.12
	- Machinery	305.99	238.31	634.45	711.67	979.65
	- Others	483.93	247.40	1,240.21	649.47	1,146.48
	Security services	76.33	61.18	220.26	155.40	211.96
	Legal and professional charges	1,950.39	1,660.73	6,846.60	5,289.33	7,223.42
	Provision for doubtful debts and advances	158.43	398.05	686.56	1,509.01	1,785.06
	Loss on sale of Fixed Assets (net)	17.40	29.64	65.89	99.25	111.90
	Directors’ sitting fees	1.60	1.30	3.20	3.00	4.30
	Auditors’ remuneration	58.41	20.22	89.85	50.99	65.37
	Donations and contributions	173.93	3.96	297.71	13.91	157.27
	Subscriptions	64.16	68.13	148.23	203.60	264.35
	Training and development	371.68	260.94	1,112.03	735.53	1,039.72
	Research and development	55.28	79.03	200.32	225.87	288.09
	Software charges	749.25	794.09	1,587.71	2,347.51	3,169.94
	Managerial remuneration
	- Salaries	8.70	8.70	26.10	26.10	34.80
	- Commission	15.00	12.00	41.09	36.00	82.80
	- Contribution to P.F.	1.04	1.04	3.13	3.13	4.18
	- Others	4.59	4.24	14.71	12.16	16.59
	Visa charges	639.97	369.75	2,820.17	1,411.08	1,706.33
	Miscellaneous expenses	462.29	539.69	1,411.92	1,502.55	1,817.97

		18,889.40	14,397.56	53,212.59	42,280.27	57,748.88

Satyam Computer Services Limited
15. Notes to Accounts
a) Associate Stock Option Plans
i.	Scheme established prior to SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999, (SEBI Guidelines on Stock Options).

In May 1998, the Company established its Associate Stock Option Plan (the “ASOP”). The Company subsequently established an employee welfare trust called the Satyam Associates Trust (the “Trust”), to administer the ASOP and issued warrants to purchase 6,500,000 equity shares of Rs. 2 each in the Company. In turn, the Trust periodically grants to eligible employees warrants to purchase equity shares held by trust for the issuance to the employees. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the employee’s length of service and performance. Upon vesting, employees have 30 days to exercise warrants. The exercise price of the warrants was fixed at Rs. 450 per warrant.

At the 12th Annual General Meeting held on May 28, 1999, shareholders approved a 1:1 Bonus issue to all shareholders as of August 31, 1999. In order to ensure all its employees receive the benefits of the bonus issue in December 1999, the Trust exercised all its warrants to purchase the Company’s shares prior to the bonus issue using the proceeds obtained from bank loans. Subsequent to this, each warrant entitles the holder to purchase 10 shares of Rs. 2 each of the Company at a price of Rs. 450 per warrant plus an interest component associated with the loan which the Trust assumed, for conversion of the warrants it held. The interest component is computed based on fixed vesting period and a fixed interest rate. As this scheme is established prior to the SEBI guidelines on the stock options, there is no cost relating to the grant of options under this scheme.
ii.	Scheme established after SEBI Guidelines on Stock Options

Securities Exchange Board of India (SEBI) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999, which is applicable for all Stock Option Schemes established after June 19, 1999.

The Company has established a scheme “Associate Stock Option Plan – B” (ASOP — B) for which 41,727,140 equity shares of Rs. 2 each were earmarked. Upon vesting, associates have 5 years to exercise these shares.

Accordingly, options (net of cancellations) for a total number of 25,242,957 equity shares of Rs. 2 each were outstanding as at December 31, 2005 (December 31, 2004 – 23,606,820, March 31, 2005 -26,830,315).

Changes in number of options outstanding were as follows:

	Quarter ended December 31,		Nine months ended December 31,		Year ended
Options	2005	2004	2005	2004	March 31, 2005

At the beginning of the period / year	26,364,171	23,057,366	26,830,315	17,510,481	17,510,481
Granted	24,310	1,900,159	3,302,218	10,446,747	14,205,757
Exercised	(1,145,524)	(1,042,745)	(3,561,025)	(2,276,407)	(2,637,399)
Cancelled	—	(307,960)	(1,328,551)	(2,074,001)	(2,248,524)
At the end of the period / year	25,242,957	23,606,820	25,242,957	23,606,820	26,830,315
iii.	Associate Stock Option Plan (ADS)

The Company has established a scheme “Associate Stock Option Plan (ADS)” to be administered by the Administrator of the ASOP (ADS), a committee appointed by the Board of Directors of the Company. Under the scheme 2,574,665 ADS are reserved to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Administrator of the ASOP (ADS). Each ADS represents two equity shares of Rs. 2 each fully paid up. These warrants vest over a period of 1-10 years from the date of the grant. The time available to exercise the warrants upon vesting is as decided by the Administrator of the ASOP (ADS).

Satyam Computer Services Limited
Accordingly, options (net of cancellation) for a total number of 1,157,953 ADS (December 31, 2004 – 1,167,973, March 31, 2005 – 1,257,901) representing 2,315,906 equity shares of Rs. 2 each were outstanding as at December 31, 2005 (December 31, 2004 – 2,335,946, March 31, 2005 — 2,515,802).
  Changes in number of options outstanding were as follows:

	Quarter ended December 31,		Nine months ended December 31,		Year ended
Options	2005	2004	2005	2004	March 31, 2005

At the beginning of the period/year	1,248,199	1,240,614	1,257,901	1,181,432	1,181,432
Granted	7500	36,325	160,215	251,771	366,724
Exercised	(97,746)	(108,966)	(240,021)	(163,066)	(188,091)
Cancelled	—	—	(20,142)	(102,164)	(102,164)
At the end of the period / year	1,157,953	1,167,973	1,157,953	1,167,973	1,257,901
Pro forma disclosure:
In accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, had the compensation cost for associate stock option plans been recognized based on the fair value at the date of grant in accordance with Black Scholes’ model, the pro forma amounts of the Company’s net profit and earnings per share would have been as follows:

		Quarter ended December 31,				Nine months ended December 31,				Year ended
	Particulars	2005		2004		2005		2004		March 31, 2005

1 .	Profit after Taxation
	- As reported (Rs. in lakhs)		49,307.53		17,478.52		94,984.41		53,705.09		75,026.00
	- Pro forma (Rs. in lakhs)		46,115.58		14,830.54		86,099.17		47,556.64		65,783.63

2.	Earnings per share:
	Basic
	- No. of shares		322,596,107		318,253,379		321,269,839		317,328,153		317,751,639
	- EPS as reported	Rs.	15.28	Rs.	5.49	Rs.	29.57	Rs.	16.92	Rs.	23.61
	- Pro forma EPS	Rs.	14.30	Rs.	4.66	Rs.	26.80	Rs.	14.99	Rs.	20.70
	Diluted
	- No. of shares		334,430,573		324,111,466		333,009,605		323,061,068		324,445,776
	- EPS as reported	Rs.	14.74	Rs.	5.39	Rs.	28.52	Rs.	16.62	Rs.	23.12
	- Pro forma EPS	Rs.	13.79	Rs.	4.58	Rs.	25.85	Rs.	14.72	Rs.	20.28
The following assumptions were used for calculation of fair value of grants:

	Quarter ended December 31,		Nine months ended December 31,		Year ended
	2005	2004	2005	2004	March 31, 2005

Dividend yield	0.75%	0.75%	0.75%	0.75%	0.75%
Expected volatility	58.05%	69%-75%	58.05%	69%-75%	60.61%
Risk-free interest rate	7.00%	7%-11%	7.00%	7%-11%	7.00%
Expected term (in years)	1.26	2.47	1.26	2.47	2.04

Satyam Computer Services Limited
(b)	Share application money pending allotment

Amount received from associates on exercise of stock options, pending allotment of shares is shown as share application money, pending allotment.
(c)	Secured Loans

Vehicles are hypothecated to the Banks/Financial Institutions as security for the amounts borrowed.
(d)	Investments

i) During May 2005, the Company acquired Citisoft Plc (“Citisoft”), a specialist business and systems consulting firm located in the United Kingdom that has focused on the investment management Industry, with operating presence in London, Boston and New York.

The Company acquired 75% of the shareholding in Citisoft for an initial cash consideration of Rs. 6,224.91 lakhs (inclusive of acquisition costs) and a maximum amount of Rs. 8,409.96 lakhs (Equivalent GBP 10.80 millions) payable as Deferred and Earned out consideration on the basis of continuing employment by key employees and achieving of certain revenue and profit performance targets. In addition to above the Company is also required to fund an Employee Benefit Trust (EBT) formed by Citisoft. The obligation to fund the EBT is contingent on Citisoft achieving certain revenue and profit performance targets amounting to maximum of Rs. 2,102.49 lakhs (Equivalent GBP 2.70 millions).

ii) During October 2005, the Company acquired Knowledge Dynamics Pte Ltd (KDPL), a leading Data Warehousing and Business Intelligence Solutions provider, with operating presence in Singapore, Malaysia, USA and India.

The Company acquired 100% of the shareholding in KDPL for a consideration of Rs. 1,464.23 lakhs (inclusive of acquisition costs). A maximum amount of Rs. 1,002.70 lakhs (Equivalent SGD 3.70 millions) payable as Earned out consideration on the basis of achieving certain revenue and profit performance targets.

iii) Sale of Investments in Associate:

On October 31, 2005 an invitation to offer was made by Sify Limited to the existing holders of Indian equity shares to participate in its sponsored ADS program. On November 07, 2005, the Company offered to sell its entire shareholding of 11,182,600 Indian equity shares. In November 2005, the sale transaction was privately negotiated and closed at a sale price of Rs. 256.21 per share as determined by Sify Limited based on the recommendation of the lead manager to the sponsored ADS program. Profit on sale of shares Rs. 26,283.33 lakhs has been recognized as income in Profit and Loss Account.
(e)	Land

i) The company has taken 50 acres of land at Chennai, Tamilnadu, on lease hold basis for a period of 90 years from Electronics Corporation of Tamilnadu (ELCOT). The lease rent payable is Re. 1 per annum over the lease period. An amount of Rs. 2,400.00 lakhs has been paid as refundable security deposit. Non compliance of certain terms and conditions would result in termination of lease agreement.

ii) During May 2005, the Company has entered into a Memorandum of Understanding with Andhra Pradesh Industrial Infrastructure Corporation (APIIC) to purchase 56.65 acres of land at Visakhapatnam for an aggregate purchase consideration of Rs. 1,025.10 lakhs payable in 10 quarterly installments. The land will be registered in favour of the Company after the payment of final installment. Non compliance of certain terms and conditions would attract withdrawal of rebate, which may increase the cost of land.

Satyam Computer Services Limited
(f)	Balances with Non-Scheduled Banks

Rs. in lakhs
Name of the Bank	Balances			Maximum Balances
				Nine Months	Nine Months	Year
	As at	As at	As at	ended	ended	ended
	December 31,	December 31,	March 31,	December 31,	December 31,	March 31,
	2005	2004	2005	2005	2004	2005

Balances with Non-Scheduled Banks

On Current Accounts
Banque Nationale De Paris, Hague	12.40	—	—	13.70	—	—
Banque Nationale De Paris, Spain	43.38	87.26	103.54	103.54	98.54	119.05
Banque Nationale De Paris, Switzerland	0.02	—	—	0.02	—	—
Banque Nationale De Paris, Taipei	198.53	82.90	115.40	207.38	106.43	122.90
Citibank NA, Bangkok	1,033.63	822.36	780.24	1,121.49	882.43	882.43
Citibank NA, Chicago	—	3.74	3.74	3.74	4.03	4.03
Citibank NA, Dubai	20.63	27.81	175.13	209.49	129.31	248.41
Citibank NA, Hong Kong	50.31	4.00	12.27	87.02	24.25	24.25
Citibank, Hungary	20.39	50.20	13.67	142.71	50.20	50.20
Citibank NA, Kuala Lumpur	47.16	523.76	63.47	284.36	560.72	566.34
Citibank NA, London	60.95	152.10	274.62	505.96	863.60	863.60
Citibank NA, New York	880.49	1,739.48	791.42	2,461.64	3,231.29	3231.29
Citibank NA, New Zealand	172.63	—	—	293.35	—	—
Citibank NA, Seoul	766.80	513.46	523.08	773.39	8,049.43	8,049.43
Citibank NA, Singapore	208.57	227.36	254.35	809.57	400.24	410.48
Citibank NA, South Africa	35.23	—	—	109.20	—	—
Citibank NA, Sydney	675.50	617.07	790.44	2,653.88	1,568.83	1,705.60
Citibank NA, Toronto	177.29	211.98	131.69	540.99	496.91	496.91
Dresdner Bank, Saarbruecken	370.28	244.96	183.11	732.42	475.33	637.90
First Union National Bank, Atlanta	—	6.27	6.29	6.30	6.68	6.68
First Union National Bank, New Jersey	397.48	135.16	351.41	1,041.06	1,049.98	1,049.98
Hong Kong and Shanghai Banking Corporation, London	259.14	945.48	1,700.08	2,291.15	2,469.64	2,627.34
Hong Kong and Shanghai Banking Corporation, Shanghai	1.72	1.66	1.66	1.77	5.49	5.49
Hong Kong and Shanghai Banking Corporation, Tokyo	344.78	301.51	712.60	1,008.92	683.45	712.60
KSB Bank N V, Brussels	198.81	34.73	133.89	307.27	157.18	217.22
Mitsui Sumitomo Bank, Tokyo	85.80	45.43	25.58	92.24	146.03	146.03
UBS Bank, Switzerland	48.44	41.99	99.16	382.98	147.75	236.94
Unicredit Banca, Italy	108.17	11.88	30.05	278.48	11.92	40.29
United Bank, Vienna	334.39	241.43	1,686.42	5,288.90	3,851.76	3,851.76
Woori Bank, Korea	93.79	0.01	29.76	508.30	1.89	30.39

	6,646.71	7,073.99	8,993.07

On Deposit Accounts
Citibank NA, Hungary	76.28	—	—	81.54	—	—

Satyam Computer Services Limited
(g)	Related Party Transactions

The Company had transactions with the following related parties:

Subsidiaries: Citisoft Plc, Citisoft Inc., Info On Demand SDN BHD, Knowledge Dynamics Pte Ltd, Knowledge Dynamics Private Limited, Knowledge Dynamics USA Inc., Nipuna Services Limited, Satyam Computer Services (Shanghai) Co. Ltd and Satyam Technologies Inc.

Joint Ventures (JVs): Satyam Venture Engineering Services Private Limited and CA Satyam ASP Private Limited.

Associates: Sify Limited (ceased to exist as an associate w.e.f. November 09, 2005)

Others: Satyam Foundation Trust. Enterprise where trustees are spouses of Whole-time Director and Key Managerial Personnel.

Directors and Key Management Personnel: B.Ramalinga Raju, B.Rama Raju, Prof. Krishna G Palepu, Abraham Joseph, A.S.Murthy, Mohan Eddy, G.B.Prabhat, Ram Mynampati, D. Subramaniam, V. Srinivas, G. Jayaraman, Shailesh Shah, Vijay Prasad Boddupalli, Manish Sukhlal Mehta, Dr. Keshab Panda, Virender Aggarwal, T R Anand, Ravi Shankar Bommakanti and K.Kalyan Rao (Partly Employed)

Summary of the transactions and balances with the above related parties is as follows:

Transactions:

Rs. in lakhs
	Quarter ended December 31,		Nine months ended December 31,		Year ended
	2005	2004	2005	2004	March 31, 2005

Sales:
Subsidiaries	217.20	11.04	305.22	107.69	107.69
JVs	3.22	1.54	25.49	3.85	3.85
Associates	4.96	—	4.96	—	—

	225.38	12.58	335.67	111.54	111.54

Interest Income:
JVs	1.13	—	2.23	—	—

Outsourcing:
Subsidiaries	843.73	488.17	2,189.29	1,293.65	2,028.66
JVs	722.93	793.07	2,759.13	2,414.60	3,191.78
Associates	96.18	159.06	624.63	316.73	864.79

	1,662.84	1,440.30	5,573.05	4,024.98	6,085.23

Other Services:
Subsidiaries	20.20	141.94	119.62	320.05	343.11
JVs	38.75	44.34	120.26	111.02	140.51
Associates	—	4.83	—	18.18	30.12

	58.95	191.11	239.88	449.25	513.74

Fixed Assets :
Associates	—	—	553.00	10.72	10.72

Investments:
Subsidiaries	226.27	137.28	720.31	137.28	373.07

Advances:
Subsidiaries	524.20	500.00	2.96	492.45	1,000.00
JVs	—	—	50.00	—	—

	524.20	500.00	52.96	492.45	1,000.00

Contributions:
Others	173.39	—	287.58	—	—

Satyam Computer Services Limited

Balances:					Rs. in lakhs
	As at December 31,				As at
	2005		2004		March 31, 2005

Accounts Receivable:
Subsidiaries	228.41	*	389.61	*	123.88	*
JVs	8.37		245.84		31.53

	236.78		635.45		155.41

Payables:
Subsidiaries	1,093.00		2,777.80		1,102.46
JVs	967.65		1,240.37		1,383.23
Associates	—		149.45		258.64

	2,060.65		4,167.62		2,744.33

Investments:
Subsidiaries	12,906.71	*	4,337.41	*	4,573.20	*
JVs	1,071.35		1,071.35		1,071.35
Associates	—		2,203.57		2,203.57

	13,978.06		7,612.33		7,848.12

Advances and share application money:
Subsidiaries	521.61	*	2,364.17	*	1,017.30	*
JVs	52.23		—		—
Associates	—		3.66		0.75

	573.84		2,367.83		1,018.05

*	Net of provisions made
Transactions with Directors and Key Managerial Personnel

Rs. in lakhs
	Quarter ended		Nine months ended		Year ended
	December 31,		December 31,		March 31,
	2005	2004	2005	2004	2005

Remuneration to Directors	14.33	13.98	43.93	41.39	90.37

Remuneration to Key Managerial Personnel	467.22	351.94	1,215.93	1,047.03	1,659.06
Professional charges paid to Key Managerial Personnel	—	—	39.19	—	—

Advances to Key Managerial Personnel	—	3.75	77.72	128.50	191.12
Balances due to / from Directors and Key Managerial Personnel

Rs. in lakhs
	As at December 31,		As at
	2005	2004	March 31, 2005

Remuneration Payable to Directors	—	—	21.48

Remuneration Payable to Key Managerial Personnel	14.95	13.60	120.64

Advances due from Key Managerial Personnel	16.03	45.45	41.67
Options granted and outstanding to the Key Managerial Personnel 2,626,673 {includes 738,612 options granted under ASOP – ADS}. (December 31, 2004 – 2,662,905 {includes 435,860 options granted under ASOP – ADS}, March 31, 2005 – 2,898,188 {includes 618,432 options granted under ASOP — ADS}).

Satyam Computer Services Limited
(h)	Obligation on long term non-cancelable operating leases

The Company has entered into operating lease agreements for its development centers at offshore, onsite and offsites ranging for a period of 3 to 10 years. The lease rentals charged during the quarter and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in respective agreements are as follows:

Rs. in lakhs
	Nine months ended December 31,		Year ended
	2005	2004	March 31, 2005

Lease rentals (Refer Schedule 14)	5,003.26	3,498.66	5,025.37

	As at December 31,		As at March 31,
	2005	2004	2005

Obligations on non-cancelable leases:
Not later than one year	1,762.44	804.32	1,897.78
Later than one year and not later than five years	1,773.23	1,735.20	2,797.77
Later than five years	199.21	289.34	255.85

Total	3,734.88	2,828.86	4,951.40

(i)	Earnings Per Share

Calculation of EPS (Basic and Diluted):
			Quarter ended		Nine months ended	Year ended
			December 31,		December 31,	March 31,
S. No.	Particulars	2005	2004	2005	2004	2005

Basic
1.	Opening no. of shares	321,965,342	317,593,572	319,265,291	316,251,710	316,251,710
2.	Total Shares outstanding	322,596,107	318,253,379	321,269,839	317,328,153	317,751,639
3.	Profit after Taxation (Rs. in lakhs)	49,307.53	17,478.52	94,984.41	53,705.09	75,026.00
4.	EPS	Rs. 15.28	Rs. 5.49	Rs. 29.57	Rs. 16.92	Rs. 23.61

Diluted
5.	Stock options outstanding	11,834,466	5,858,087	11,739,766	5,732,915	6,694,137
6.	Total shares outstanding (including dilution)	334,430,573	324,111,466	333,009,605	323,061,068	324,445,776
7.	EPS	Rs. 14.74	Rs. 5.39	Rs. 28.52	Rs. 16.62	Rs. 23.12
(j)	Commitments and Contingencies
i)	Bank Guarantees outstanding Rs. 3,599.81 lakhs (December 31, 2004 — Rs. 2,321.06 lakhs, March 31, 2005 — Rs. 2,782.67 lakhs).

ii)	Contracts pending execution on capital accounts, net of advances, Rs. 6,844.11 lakhs (December 31, 2004 – Rs. 2,704.63 lakhs, March 31, 2005 Rs. 3,822.37 lakhs).

iii)	Forward Contracts outstanding Rs. 124,612.67 lakhs (Equivalent USD 276.00 millions) {December 31, 2004 — Rs. 59,581.93 lakhs (Equivalent USD 136.00 millions), March 31, 2005 — Rs. 131,726.16 lakhs (Equivalent USD 301.50 millions)}. Gain/(Loss) on foreign exchange forward contracts which are included under the head gain/(loss) on exchange fluctuation in the profit and loss account amounted to (Rs. 1,865.73 lacs ) {December 31, 2004 – Rs. 356.97 lakhs, March 31, 2005 – Rs. 65.29 lakhs}.

Satyam Computer Services Limited
iv)	Contingent consideration payable in respect of acquired subsidiary companies Rs. 11,515.15 lakhs.

v)	Nipuna Services Limited (a wholly owned subsidiary-Nipuna) issued 45,669,999 and 45,340,000 0.05% Convertible Redeemable Cumulative Preference Shares of par value Rs.10 each fully paid-up in October 2003 and June 2004 respectively to Olympus BPO Holdings Ltd. and Intel Capital Corporation (investors) for an aggregate consideration of Rs. 9,100.99 lakhs (equivalent to USD 20 million). These Preference shares are to be mandatorily converted/redeemed into such number of equity shares latest by June 2007 based on certain provisions in the agreement entered with the investors relating to revenues and profits earned up to March 31, 2006. The said preference shares, if not converted or early converted at the option of the investors based on certain triggering events, are redeemable on maturity in June 2007 at a redemption premium, which could range in between 7.5% to 13.5% p.a. The company has guaranteed payment of all sums payable by Nipuna to the investors on redemption of the said Preference Shares.

Further the company is required to subscribe to Convertible Debentures amounting to USD 20 million based on certain provisions in the agreement. These Convertible Debentures shall bear an interest rate equal to the prime lending rate of the State Bank of India prevailing at that time and are convertible upon the election of Nipuna into Ordinary Shares at any time after issuance.

vi)	The company has given a corporate guarantee on behalf of a subsidiary for the loan obtained amounting to maximum of Rs. 9,020.00 lakhs (Equivalent USD 20 millions).
(k)	Other Information
i)	The Company is engaged in the development of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and the information as required under Paragraphs 3 and 4C of Part II of Schedule VI of the Companies Act, 1956.

ii)	Auditors’ Remuneration:

Rs. in lakhs
	Quarter ended		Nine months ended		Year ended
	December 31,		December 31,		March 31,
	2005	2004	2005	2004	2005

Statutory audit	47.50	13.75	75.00	41.25	55.00
Other services	10.75	5.50	13.75	8.00	9.00
Out of pocket expenses	0.16	0.97	1.10	1.74	1.37
iii)	Earnings in foreign exchange (on receipt basis):

Rs. in lakhs
	Quarter ended		Nine months ended		Year ended
	December 31,		December 31,		March 31,
	2005	2004	2005	2004	2005

Income from software development services	97,629.47	86,329.92	289,266.47	226,350.92	303,243.51
iv)	C.I.F. value of imports:

Rs. in lakhs
	Quarter ended		Nine months ended		Year ended
	December 31,		December 31,		March 31,
	2005	2004	2005	2004	2005

Capital goods	1,783.02	1,199.13	4,995.50	3,710.26	6,545.19

Satyam Computer Services Limited
v)	Expenditure in foreign currency (on payment basis):

Rs. in lakhs
	Quarter ended		Nine months ended		Year ended
	December 31,		December 31,		March 31,
	2005	2004	2005	2004	2005

Travelling expenses	2,252.82	1,733.91	6,622.15	5,124.73	7,020.97
Expenditure incurred at overseas branches	48,191.91	48,897.34	138,041.52	125,823.73	167,670.46
Others	1,618.81	1,884.37	5,586.41	4,635.74	5,917.18
(l)	Dividends remitted in foreign currency:

The Company does not make any direct remittances of dividends in foreign currency. The Company remits equivalent of the dividend payable to the holders of ADS in Indian Rupees to the depository bank, which is the registered shareholder on records for all owners of the Company’s ADS. The depository bank purchases the foreign currencies and remits dividend to the ADS holders. The Company remitted Rs. 3,208.91 lakhs during the period (December 31, 2004 – Rs. 1,618.63 lakhs, March 31, 2005 – Rs. 1,618.63 lakhs)

(m)	Reclassification:

Figures for the corresponding periods have been regrouped, recast and rearranged to conform to those of the current period wherever necessary.

Satyam Computer Services Limited
Cash Flow Statement for the Quarter and Nine months ended December 31, 2005

Rs. in lakhs
		Quarter ended	Quarter ended	Nine Months ended	Nine Months ended	Year Ended
		31.12.2005	31.12.2004	31.12.2005	31.12.2004	31.03.2005

A.	Cash Flows from Operating Activities
	Net Profit before Interest and Tax	29,723.39	17,870.84	77,024.44	55,296.48	76,711.51
	Depreciation	3,035.64	2,521.85	8,943.49	7,701.41	10,394.21
	Loss on sale of Fixed Assets	17.40	29.64	65.89	99.25	111.90
	(Increase)/Decrease in Sundry Debtors	(12,153.22)	3,671.42	(25,370.99)	(12,129.31)	(17,235.19)
	(Increase)/Decrease in Loans and Advances	(375.59)	(574.18)	(4,046.66)	(869.99)	(2,930.59)
	Increase/(Decrease) in Current Liabilities and Provisions	4,008.87	(1,576.57)	17,982.16	6,857.77	8,142.67
	Income Taxes Paid	(6,122.06)	(4,426.15)	(13,757.66)	(7,991.01)	(11,329.16)
	Exchange differences on translation of foreign currency cash and cash equivalents	(1,418.44)	2,532.31	(945.83)	680.25	530.91

	Net Cash Flow from Operating Activities	16,715.99	20,049.16	59,894.84	49,644.85	64,396.26

B.	Cash Flows from Investing Activities
	Purchase of Fixed Assets	(5,874.14)	(4,345.36)	(17,669.22)	(10,143.37)	(15,163.46)
	Purchase of Long term Investments	(231.20)	(137.28)	(7,656.01)	(137.28)	(373.07)
	Proceeds from sale of Shares
	in Associate Company	28,486.90	—	28,486.90	—	—
	Proceeds from sale of Fixed
	Assets	10.42	51.57	81.48	99.74	118.29
	Proceeds from Long Term matured Deposits	—	—	—	—	144,145.52
	Investment in Long Term Deposits	—	(94,478.23)	—	(94,478.23)	(179,550.00)
	Interest accrued / income received	801.52	7,794.36	2,065.83	8,801.26	16,705.16

	Net Cash Flow from Investing Activities	23,193.50	(91,114.94)	5,308.98	(95,857.88)	(34,117.56)

C.	Cash Flows from Financing Activities
	Proceeds from issue of share capital	3,536.52	2,787.49	10,524.14	5,708.01	6,643.18
	Receipt of Share Application money pending allotment	184.83	43.71	184.83	43.71	44.66
	Proceeds from Secured Loans	228.15	198.23	809.13	711.56	866.11
	Repayment of Secured Loans	(188.69)	(150.77)	(567.76)	(452.26)	(609.16)
	Advance to Joint Venture Company	—	—	(50.00)	—	—
	Financial expenses paid	(174.23)	(19.87)	(214.00)	(55.80)	(75.73)
	Payment of Dividend	(7,349.83)	(7,194.16)	(18,328.01)	(17,226.50)	(17,226.50)

	Net Cash Flow from Financing Activities	(3,763.25)	(4,335.37)	(7,641.67)	(11,271.28)	(10,357.44)

D.	Exchange differences on translation of foreign currency cash and cash equivalents	1,418.44	(2,532.31)	945.83	(680.25)	(530.91)

	Net Increase in Cash and Cash equivalents during the period/year	37,564.68	(77,933.46)	58,507.98	(58,164.56)	19,390.35
	Cash and Cash equivalents at the beginning of the period/year	77,724.05	201,304.82	56,780.75	181,535.92	37,390.40

	Cash and Cash equivalents at the end of the period/year	115,288.73	123,371.36	115,288.73	123,371.36	56,780.75

	Supplementary Information
	Cash and Bank Balances	294,838.73	217,849.59	294,838.73	217,849.59	236,330.75
	Less: Long Term Deposits with Scheduled Banks considered as investment	179,550.00	94,478.23	179,550.00	94,478.23	179,550.00

	Balance considered for Cash Flow Statement	115,288.73	123,371.36	115,288.73	123,371.36	56,780.75

This is the Cash Flow Statement referred to in our report of even date.	for and on behalf of the Board of Directors

S. Gopalakrishnan	B. Ramalinga Raju	B. Rama Raju
Partner	Chairman	Managing Director
for and on behalf of
Price Waterhouse
Chartered Accountants

	V. Srinivas	G. Jayaraman
	Director	Vice President (Corp. Affairs)
	& Sr. Vice President — Finance	& Company Secretary

Place: Secunderabad		Place: Secunderabad
Date: January 20, 2006		Date: January 20, 2006